EXHIBIT 12.1
APACHE CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES, PREFERRED STOCK DIVIDENDS
AND PREFERRED INTERESTS OF SUBSIDIARIES
(In thousands, except ratio data)

(Unaudited)	2007	2006	2005	2004	2003
EARNINGS
Pretax income from continuing operations before preferred interests of subsidiaries (5)	$4,672,612	$4,009,595	$4,206,254	$2,663,083	$1,930,925
Add: Fixed charges excluding capitalized interest and preferred interests requirements of consolidated subsidiaries (5)	258,221	178,399	138,399	134,797	132,820

Adjusted Earnings	$4,930,833	$4,187,994	$4,344,653	$2,797,880	$2,063,745

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expense including capitalized interest (1)	$308,235	$217,454	$175,419	$168,090	$173,045
Amortization of debt expense	3,310	2,048	3,748	2,471	2,163
Interest component of lease rental expenditures (2)	22,424	20,198	16,220	14,984	14,458
Preferred interest requirements of consolidated subsidiaries (3)	—	—	—	—	11,805

Fixed charges	333,969	239,700	195,387	185,545	201,471
Preferred stock dividend requirements (4)	9,437	8,922	9,105	9,058	9,968

Combined Fixed Charges and Preferred Stock Dividends	$343,406	$248,622	$204,492	$194,603	$211,439

Ratio of Earnings to Fixed Charges	14.76	17.47	22.24	15.08	10.24

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	14.36	16.84	21.25	14.38	9.76

(1)	The Company did not receive a tax benefit for $5 million of transaction costs written off to interest expense when the Company retired its preferred interests of subsidiaries in September 2003. Given the non-deductibility of the charge, $9 million of pre-tax income was required to cover the $5 million write-off. Accordingly, interest expense has been grossed up by $4 million.

(2)	Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32 to 34 percent of rental payments applies for all periods presented.

(3)	The Company did not receive a tax benefit for a portion of its preferred interests of consolidated subsidiaries. This amount represents the pre-tax earnings that would be required to cover preferred interests requirements of consolidated subsidiaries. In September 2003, the Company retired its preferred interests of subsidiaries.

(4)	The Company does not receive a tax benefit for its preferred stock dividends. This amount represents the pre-tax earnings that would be required to cover its preferred stock dividends.

(5)	Interest expense on our FIN 48 liability is a component of income tax expense and it is not included in the calculation of earnings to fixed charges.